FILER:

COMPANY DATA:
 COMPANY CONFORMED NAME:              ALLIANT ENERGY CORPORATION
 CENTRAL INDEX KEY:
 STANDARD INDUSTRIAL CLASSIFICATION:  ELECTRIC AND OTHER SERVICES COMB.
[4931]
 IRS NUMBER:                          391380265
 STATE OF INCORPORATION:              WI
 FISCAL YEAR END:                     12/31

FILING VALUES:
 FORM TYPE:                           35-CERT
 SEC ACT:
 SEC FILE NUMBER:                     070-10052
 FILM NUMBER:

BUSINESS ADDRESS:
 STREET 1:                            4902 N Biltmore Lane
 CITY:                                MADISON
 STATE:                               WI
 ZIP:                                 53718
 BUSINESS PHONE:                      608-458-3311

MAILING ADDRESS
 STREET 1:                            P. O. BOX  77007
 CITY:                                MADISON
 STATE:                               WI
 ZIP:                                 53707







                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D. C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-10052

REPORT PERIOD
April 1, 2004 through June 30, 2004

In the Matter of

ALLIANT ENERGY CORPORATION, ET AL

     ALLIANT ENERGY CORPORATION ("AEC") hereby certifies on behalf of itself , Wisconsin Power and Light Company ("WPL"), Interstate Power and Light Company ("IPL"), and Alliant Energy Corporate Services, Inc.( "Services") that during the period from April 1, 2004 through June 30, 2004 (the "Reporting Period"):

1(a). Alliant Energy Corporation issued commercial paper as follows:

                    April        May        June      Quarter
                 ---------------------------------------------
Begin Balance         $0         $0          $0         $0
CP Issued             $0         $0          $0         $0
CP Matured            $0         $0          $0         $0
Ending Balance        $0         $0          $0         $0

1(b). Weighted Average for the interest rate for the period for short-term debt was as follows:

      April        -
      May          -
      June         -
      Quarter      -

1(c). Alliant Energy Corporation borrowed from Banks as follows:

      N/A

1(d). The weighted average interest rate for the period for the bank borrowings was as follows:

      N/A

2(a). Interstate Power and Light Company issued commercial paper as follows:

                     April              May                June              Quarter
               ------------------------------------------------------------------------
Begin Balance   $  122,500,000     $  128,000,000     $  30,000,000     $ 122,500,000
CP Issued       $  344,500,000     $  210,500,000     $ 122,000,000     $ 677,000,000
CP Matured      $  339,000,000     $  308,500,000     $ 131,500,000     $ 779,000,000
Ending Balance  $  128,000,000     $   30,000,000     $  20,500,000     $  20,500,000


2(b). Weighted Average for the interest rate for the period for short-term debt was as follows:

      April      1.124%
      May        1.128%
      June       1.130%
      Quarter    1.126%

3(a). For each of the companies participating in the Utility Money Pool during the Reporting Period, the maximum principal amount of short-term borrowings outstanding from the Utility Money Pool, sources other than the Utility Money Pool, and the maximum total short-term borrowings outstanding during the Reporting Period, and the Securities and Exchange Commission ("SEC") borrowing limit for each participant as of the end of the Reporting Period were as follows:

                              Maximum
               Maximum         Other           Maximum
               Money Pool     Short-Term         Total              SEC
Company        Borrowings     Borrowings        Borrowings         Limit

IPL  (*)        $        0   $ 149,000,000    $ 149,000,000      $ 250,000,000
WP&L  (**)      $        0   $  74,000,000    $  74,000,000               NA
SERVICES (***)  $  201,425   $           0    $     201,425               NA


     (*)  IPL ceased borrowing from the Money Pool as of October 11, 2002.

     (**) All borrowings by WP&L from the Money Pool are exempt under Rule 52(a)
          and  are  shown  here  for  information   purposes  only.  WPL  ceased
          borrowings from the Money Pool as of July 25, 2002.

     (***)Borrowings by Services are exempt under Rule 52(b) and are shown here for information purposes only.

4. During the Reporting Period, the weighted average interest rate for borrowings through the Money Pool was .99%.


5. The maximum amount of AEC's short-term borrowings on behalf of itself and the above named participants in the Utility Money Pool during the Reporting Period, and its SEC limit as of the end of the Reporting Period, were as follows:

            Maximum        Maximum       Maximum
            Loans to       Corporate     Short-Term        SEC
            Money Pool     Borrowings    Borrowings       Limit

AEC        $  201,425     $       0     $       0        $1,000,000,000
________________

     Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEC, et al, in File 70-10052, and in accordance with the terms and conditions of the SEC's order dated June 21,2002, permitting said Application-Declaration to become effective.


      DATED:    August 3, 2004

                             ALLIANT ENERGY CORPORATION
                             INTERSTATE POWER AND LIGHT COMPANY
                             ALLIANT ENERGY CORPORATE SERVICES INC.

                             BY:  ALLIANT ENERGY CORPORATION



                       BY:     /s/ Thomas L Hanson
                            ----------------------------------------------------
                               Thomas L. Hanson
                               Vice President, Treasurer